

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2022

Brandon Lacoff
Chairman of the Board and Chief Executive Officer
Belpointe PREP, LLC
255 Glenville Road
Greenwich, Connecticut 06831

> **Re: Belpointe PREP, LLC**
> **Draft Registration Statement on Form S-11**
> **Submitted May 10, 2022**
> **CIK No. 0001807046**

Dear Mr. Lacoff:

We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-11 submitted May 10, 2022

General

1. We note your disclosure that your offering is at a price per Class A unit "of within 5%" of NAV. Since you do not appear eligible to conduct an at the market offering in reliance on Rule 415(a)(1)(x), please provide a detailed analysis of why you believe the adjustable price range based on NAV is consistent with Rule 415(a)(1) of Regulation C.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for

Brandon Lacoff
Belpointe PREP, LLC
May 24, 2022
Page 2

acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Vanessa J. Schoenthaler